Exhibit 99.1

ASX ANNOUNCEMENT

1 October 2014

Genetic Technologies Launches BREVAGenplus® Breast Cancer

Risk Assessment Test

Melbourne, Australia; 01 October 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company” ) is pleased to announce the US launch of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer. The test is an enhancement of the Company’s first generation product, BREVAGenTM. BREVAGenplus assesses both clinical risk factors and genetic markers known to be associated with sporadic, or non-hereditary, breast cancer to determine a woman’s five-year and lifetime risk of developing the disease. It is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. The test is directed towards Caucasian, Hispanic and African-American women, age 35 years or above, who have not had breast cancer, lobular carcinoma in situ (LCIS) or ductal carcinoma in situ (DCIS), and have one or more risk factors for developing breast cancer.

“In 2007, the identification of a number of single nucleotide polymorphisms (SNPs), each with a small relative risk, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGen, which was launched in 2011.” said Richard Allman, PhD, Scientific Director, Genetic Technologies Ltd. “The intervening three years have seen rapid progress in both technology and the rate of genetic discoveries, such that the number of SNPs which have now been associated with breast cancer has increased ten-fold. BREVAGenplus incorporates these latest discoveries to provide an improved polygenic risk test.” concluded Dr. Allman.

Results from BREVAGenplus provide physicians with valuable information to assist in developing a patient-specific Breast Cancer Risk Reduction and Screening Plan based on professional medical society guidelines, such as the American Cancer Society (ACS) (www.cancer.org) and The National Comprehensive Cancer Network (NCCN) (www.nccn.org).

How BREVAGenplus Works

The BREVAGenplus predictive risk test is performed in a physician’s office using a simple, non-invasive cheek swab. The test combines information from the patient’s genetic markers (SNPs) known to be associated with sporadic breast cancer, with their Clinical Risk Score which includes factors such as the patient’s current age, age at menarche, age at live first birth, race/ethnicity, etc, to calculate their risk of developing sporadic breast cancer.  This Clinical Risk Score is determined by the National Cancer Institute Breast Cancer Risk Assessment Tool (BCRAT); also known as the “Gail model” (http://www.cancer.gov/bcrisktool/).

Following analysis in the Company’s CLIA-certified laboratory, the test provides five-year and lifetime predictive risk assessments to more accurately determine the patient’s risk of developing breast cancer during those timeframes.

About BREVAGenplus

An enhancement of the Company’s first generation product, BREVAGen, BREVAGenplus evaluates an increased number of genetic markers (SNPs); and testing is now available for African-American and Hispanic American women as well as Caucasians.

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By evaluating a woman’s clinical information (Gail score) and genetic markers (SNP profile), BREVAGenplus will assist physicians in developing personalized risk management plans and taking appropriate steps towards managing each woman’s risk of developing sporadic breast cancer with greater precision than ever before.

Phenogen Sciences, Inc., the Company’s U.S subsidiary, markets BREVAGenplus to healthcare providers in women’s health, primarily obstetricians/gynecologists (OBGYNs), breast cancer risk assessment specialists (such as breast surgeons) and comprehensive breast health care and imaging centers. For more information, visit http://www.BREVAGenplus.com.

Alison Mew, CEO, Genetic Technologies, stated “This new, improved test demonstrates our commitment to staying at the forefront of scientific developments and we are proud to be able to bring a better understanding of individual breast cancer risk to many more women. It is also another important step in executing our strategy to become a dedicated molecular diagnostics company.”

FOR FURTHER INFORMATION PLEASE CONTACT

Alison Mew	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com    ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040